UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number 001-38209

DESPEGAR.COM, CORP.

(Exact name of registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Juana Manso 999

Ciudad Autónoma de Buenos Aires, Argentina C1107CBR

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Despegar.com Announces Preliminary Select

2020 First Quarter Financial Results

British Virgin Islands, April 13, 2020– Despegar.com, Corp. (NYSE: DESP), (“Despegar” or the “Company”), the leading online travel company in Latin America, announced today that it filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “2019 20-F”) on April 10, 2020. As a result of the unprecedented impact that the COVID-19 pandemic is having on the global economy and the travel industry, in advance of its next quarterly earnings release, which will take place on or about May 4, 2020, the Company is providing an update of its performance during the first quarter of 2020, including the following:

•	preliminary estimates of gross bookings, revenues and operating income for the first quarter of 2020;

•	preliminary estimates of cash position and certain aggregate net operational short-term obligations as of March 31, 2020;

•

preliminary estimates of run-rate for Structural Costs (as defined below) during the second and third quarters of 2020, taking into account its previously announced cost containment / cash preservation measures; and

•	an update on its previously announced agreement to acquire Best Day.

Preliminary Estimates of Select Performance Results for the First Quarter of 2020

Operating Results: The Company’s operating and financial performance during the first quarter of 2020 was adversely affected by the COVID-19 pandemic. Based on the Company’s preliminary estimates:

•

Gross bookings are expected to amount to approximately $790 million for the first quarter of 2020, compared to $1,158 million during the first quarter of 2019, down 32% YoY. Gross bookings is an operating measure that represents the aggregate purchase price of all travel products booked by the Company’s travel customers through its platform during a given period.

•	Revenue is expected to amount to approximately $78 million for the first quarter of 2020, compared to $133 million during the first quarter of 2019, down 41% YoY.

•

Operating loss is expected to range between $(26) million and $(21) million for the first quarter of 2020, compared to operating income of $7.6 million during the first quarter of 2019. Operating loss data for the first quarter of 2020 includes depreciation and amortization expenses and stock-based compensation expected to range between $8 million and $10 million.

Cash Position: The Company believes that its existing cash and cash equivalents, together with expected cash flows generated from operating activities, will be sufficient to meet its currently-anticipated cash needs for the next twelve months. Based on the Company’s preliminary estimates:

•	Unrestricted cash and cash equivalents are expected to amount to approximately $221 million as of March 31, 2020, compared to $309.2 million as of December 31, 2019.

•

Aggregate net operational short-term obligations (comprised of travel suppliers payable plus related party payables and accounts payable and accrued expenses, minus accounts receivable net of allowances and related party receivables) are expected to range between $46 million and $52 million as of March 31, 2020, compared to aggregate net operational short-term obligations of $120.1 million as of December 31, 2019.

Cost Control and Cash Preservation Measures

As previously announced, the Company is taking significant measures to mitigate the impact of the COVID-19 pandemic on the Company, which focus on: 1) taking care of the health and safety of its employees, 2) supporting its travel customers’ needs during this time of disruption in travel, and 3) supporting the sustainability and success of its long term strategy.

Based on the Company’s estimates of the cost savings from its cost containment and cash preservation measures and assumptions with respect to the effects of the COVID-19 pandemic, the Company estimates that its run-rate for Structural Costs (excluding one-time items such as restructuring costs and other extraordinary items) will be:

•	during the second quarter of 2020, approximately $34 million; and

•	during the third quarter of 2020, approximately $28 million.

Structural Costs represents management’s estimations of the fixed portion of the Company’s cost of revenue and operating expenses, which includes: call center fees (included in cost of revenue), plus the fixed portion of selling and marketing expenses (i.e., primarily personnel expenses), general and administrative expenses, and technology and product development expenses. Structural Costs does not include stock-based compensation, depreciation and amortization, capitalized IT and impairment. The estimates above do not include any costs that the Company may incur in connection with an acquisition of Best Day, as described below.

The Company cannot assure you that the assumptions used in these estimates will be correct, particularly because the effects of the COVID-19 pandemic on the global economy and travel industry are recent, uncertain and changing rapidly, and, as a consequence, it is difficult to predict the full extent that the pandemic will have on the Company.

Agreement to Acquire Best Day

As previously announced, in January 2020, the Company entered into an agreement to acquire Viajes Beda S.A. de C.V. and Transporturist S.A. de C.V (“Best Day”), subject to the occurrence of certain closing and business conditions, which are pending.

Under the purchase agreement, the total consideration for the acquisition is approximately $136 million, subject to closing purchase price adjustments and plus or minus a variable purchase price component of up to approximately 10% of the total consideration. According to the purchase agreement, approximately 65% of the purchase price is payable upon closing, with the remainder of the consideration to be paid on or about the second and third anniversaries of the closing date.

The Company’s current expectation is that, if the parties agree to amend the purchase agreement, such agreement is likely to have significant changes to the original terms of the deal including changes to valuation and timing of payments trying to minimize or eliminate cash outlays associated to the purchase price in the short term, at least until 2022.

However, the Company cannot assure you whether any changes to the terms of the purchase agreement will be agreed by the parties.

The purchase agreement is subject to a number of closing conditions, including regulatory approvals, in particular approval of the Mexican antitrust authorities, and certain business conditions. If the Company and/or the sellers do not satisfy these conditions in the manner or in the timeframe contemplated, the proposed acquisition may be delayed, modified or terminated.

The Company is monitoring, and having discussions with the sellers, regarding the impact of the COVID-19 pandemic and other developments on Best Day. The Company cannot assure you that it and the sellers will be able to consummate the acquisition of Best Day under the existing terms, under different terms, or at all.

Quarterly Closing and Review Process

The information presented above is based on internal management accounts and preliminary reporting as of and for three months ended March 31, 2020. The Company has not yet completed its financial statement review procedures for the first quarter of 2020 and the foregoing preliminary financial data has been prepared by, and is the responsibility of, management based on currently available information. These preliminary results of operations are subject to revision as the Company prepares its financial statements and disclosure for the first quarter of 2020, and such revisions may be significant. In connection with its quarterly closing and review process, the Company may identify items that could require it to make adjustments to the preliminary financial data set forth above. As a result, the final results and other disclosures for the first quarter of 2020 may differ materially from this preliminary data.

This release includes preliminary estimates of select operating and financial data for the first quarter of 2020 and is not intended to be a comprehensive statement of the Company’s results of operations for the quarter. The Company will provide a more comprehensive statement of its results of operations, including adjusted EBITDA, for the first quarter of 2020 when the Company issues its earnings release, on or about May 4, 2020.

About Despegar.com

About Despegar.com Despegar is the leading online travel company in Latin America. With over two decades of business experience and operating in 20 countries in the region, Despegar accompanies Latin American travelers from the moment they dream of taking a trip until they share their memories of that trip. Thanks to the strong commitment to technological development and customer service, Despegar offers a customized experience to more than 18 million customers. Despegar’s websites and leading mobile apps, offer products from over 270 airlines, more than 512,000 accommodation options, as well as more than 1,190 car rental agencies and approximately 326 destination services suppliers with more than 6,000 activities throughout Latin America. The Company owns and operates two well-recognized brands, Despegar, its global brand, and Decolar, its Brazilian brand. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

Forward-Looking Statements

This press release includes forward-looking statements. The Company bases these forward-looking statements on its current beliefs, expectations and projections about future events and financial trends affecting its business and its market. These statements are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Many important factors could cause the Company’s actual results to differ substantially from those anticipated in the Company’s forward-looking statements. In particular, the COVID-19 pandemic, and governments’ extraordinary measures to limit the spread of the virus, are disrupting the global economy and the travel industry, and consequently adversely affecting the Company’s business, results of operation and cash flows and, as conditions are recent, uncertain and changing rapidly, it is difficult to predict the full extent of the impact that the pandemic will have. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward looking statements.

IR Contact

Natalia Nirenberg

Investor Relations

Phone: (+54911) 26684490

E-mail: natalia.nirenberg@despegar.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP

By:	/s/ Mariano Scagliarini
Name:	Mariano Scagliarini
Title:	General Counsel